Exhibit 99.1

Aris Mining Reports Q3 2025 RESULTS

Segovia Ramp-Up Driving Profitable Growth:
Record Revenue, Cash Flow, and Adjusted Earnings

Vancouver, Canada, October 29, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its financial and operating results for the three and nine months ended September 30, 2025 (Q3 2025 and 9M 2025). All amounts are in U.S. dollars unless otherwise indicated.

Q3 2025 Financial Performance

•	Revenue of $253.5 million, up 27% from Q2 2025 and 93% from Q3 2024, driven by higher gold prices and increased sales volumes.
•	Adjusted EBITDA[1] of $131.1 million, up 33% from Q2 2025 and triple Q3 2024. On a trailing 12-month basis, Adjusted EBITDA[1] has reached $352.0 million.
•	Adjusted net earnings[1] of $71.8 million or $0.36/share, up from $0.27/share in Q2 2025 and $0.08/share in Q3 2024.
•	Cash balance increased to $417.9 million as of September 30, 2025, up from $310.2 million at June 30, 2025. This increase primarily reflects:
o	$90.8 million of cash flow after sustaining capital and income taxes;
o	$60.5 million of proceeds from the exercise of ARIS.WT.A warrants (July 2025 expiry); and
o	$13.2 million of proceeds from the sale of the Juby Gold Project; partially offset by
o	$48.1 million invested in growth capital.
•	Net debt reduced to $64 million, down from $241 million at year-end 2024.

Neil Woodyer, CEO, commented “The production ramp-up at Segovia is progressing well, leading to record financial results and a cash balance of $418 million. This year, we have also delivered two major technical studies – the Soto Norte Prefeasibility Study and the Toroparu Preliminary Economic Assessment. These projects reinforce the strength of our growth pipeline beyond Segovia and Marmato, where construction of the Bulk Mining Zone remains on schedule for first gold in the second half of 2026. With record revenue, cash flow, and earnings in Q3, Aris Mining is financially strong and strategically positioned for continued growth into 2026 and beyond.”

	Q3 2025	Q2 2025	Q1 2025	Q3 2024
Gold production ounces (oz), total	73,236	58,652	54,763	53,608
Gold sold (oz), total	73,001	61,024	54,281	53,769
Segovia – AISC, Owner Mining ($/oz sold)	$1,452	$1,520	$1,482	$1,451
Segovia – CMP AISC Sales Margin*	44%	42%	41%	34%
EBITDA	$96.5M	$31.6M	$39.7M	$27.8M
Adjusted EBITDA[1]	$131.1M	$98.7M	$66.6M	$43.0M
Adjusted EBITDA[1], last 12 months	$352.0M	$264.0M	$201.3M	$145.7M

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

	Q3 2025	Q2 2025	Q1 2025	Q3 2024
Net earnings (loss)[2]	$42.0M3 or $0.21/share	$(16.9)M3 or $(0.09)/share	$2.4M or $0.01/share	$(2.1)M or $(0.01)/share
Adjusted earnings[1]	$71.8M or $0.36/share	$47.8M or $0.27/share	$27.2M or $0.16/share	$13.1M or $0.08/share
Adjusted earnings[1], last 12 months	$171.5M or $0.95/share	$112.7M or $0.65/share	$77.7M or $0.46/share	$41.5M or $0.28/share

Q3 2025 Operational Performance

•	Gold production totaled 73,236 oz, a 25% increase from 58,652 oz in Q2 2025. Production has progressively increased following the June 2025 commissioning of the second mill at Segovia on time and within budget.
•	Marmato Narrow Vein Zone produced 7,687 oz, an 8% increase over Q2 2025 and 26% higher than Q3 2024, supported by stable throughput and higher average gold grades.
•	Segovia Operations produced 65,549 oz, supported by gold grades of 9.9 g/t, gold recoveries of 96.1%, and a 31% increase in tonnes milled compared to Q2 2025.
o	AISC margin increased to $121.5 million, up 39% from Q2 2025. On a trailing 12-month basis, AISC margin has reached $327.9 million.
o	Owner-operated Mining AISC was $1,452/oz compared to $1,520/oz in Q2 2025, bringing the 9M 2025 average to $1,482/oz, tracking toward the lower end of the full year 2025 guidance range of $1,450/oz to $1,600/oz.
o	Contract Mining Partner (CMP) sourced gold delivered an AISC sales margin of 44%, contributing to a 43% margin for 9M 2025, which is above the full-year 2025 guidance range of 35% to 40%.
o	Total AISC of $1,641/oz compared to $1,681/oz in Q2 2025, reflecting per ounce cost improvements primarily due to increased gold sales volumes.
Figure 1: Strong AISC Margin Growth ($ million) – Segovia

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Figure 2: Total AISC and Realized Gold Price Trends ($/oz) – Segovia

Total Segovia Operating Information	Q3 2025	Q2 2025	Q3 2024
Average realized gold price ($/oz sold)	$3,494	$3,303	$2,457
Tonnes milled (t)	219,550	167,960	166,868
Average tonnes milled per day (tpd)	2,553	1,976	1,940
Average gold grade processed (g/t)	9.87	9.85	9.23
Gold produced (oz)	65,549	51,527	47,493
Gold sold (oz)	65,580	53,751	48,059
AISC margin ($M)	121.5	87.2	44.1
Segovia Operating Information by Segment	Q3 2025	Q2 2025	Q3 2024
Owner Mining
Gold sold (oz)	40,984	32,685	22,952
Cash costs – ($/oz sold)	$999	$1,047	$1,081
AISC – ($/oz sold)	$1,452	$1,520	$1,451
AISC margin ($M)	83.1	57.8	23.1

CMPs
Gold sold (oz)	24,596	21,066	25,107
Cash costs – ($/oz sold)	$1,653	$1,622	$1,417
AISC – ($/oz sold)	$1,955	$1,931	$1,622
AISC sales margin (%)	44%	42%	34%
AISC margin ($M)	38.4	29.4	21.0

* Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Corporate and Project Development Highlights

•	Strong cash generation funding growth:
o	Operations generated $90.8 million in cash flow after sustaining capital and income taxes in Q3 2025, fully funding all growth and expansion initiatives. After expansion capital, Aris Mining generated $42.6 million in net cash flow. See the Quarterly cash-flow summary in the following sections for additional cash flow analysis.
•	Marmato Bulk Mining Zone construction advancing:
o	Development of the main access decline has advanced 580 metres of the planned 1.7 kilometres. Current development rates average 72 metres per month and are expected to increase to approximately 150 metres per month once beyond the fault zone, with completion of the full decline length targeted for August 2026.
o	The Los Indios crosscut is advancing toward its connection with the main decline, now approximately 320 metres away. This horizontal development will provide an additional access and ventilation pathway, enable ore and waste haulage between existing workings and new infrastructure. Importantly, completion of the crosscut will enhance operational flexibility and de-risk the project’s ramp-up phase by allowing multiple access points for early development and production sequencing.
o	Surface construction activities continue to advance safely, with over 2.06 million workhours completed to date. Bulk earthworks for the process plant platform have reached 95% completion (294,000 m³ moved), and the retaining wall is over 75% complete. Final shaping of the carbon-in-pulp (CIP) plant platforms is expected during the first week of November 2025.
o	Major equipment, including the primary crusher, SAG mill, ball mill, and filter press, has arrived in Cartagena. Approximately 95% of long-lead items have been ordered. The contract for the main civil, mechanical, and electrical works is in place, with the contractor mobilized and construction activities commenced in October.
o	Preparations for the new powerline continue to advance. Land acquisition is complete, and the environmental impact study has been submitted for approval, enabling construction to commence in March 2026 following permit issuance. To ensure continuity of commissioning and early operations, back-up generators are included in the site power plan to mitigate any potential delays in the grid power connection.
o	During Q2 and Q3 2025, we invested $20.1 million and $23.9 million, respectively, toward the construction budget.
o	At the end of Q3, the estimate to complete the project was $250 million, reflecting approximately $40 million of progress made over the six-month period since the prior estimate of $290 million at the end of Q1, which had incorporated the scope increase from 4,000 to 5,000 tpd.
o	Net of the remaining $82 million of stream financing payments to be received from Wheaton Precious Metals, the construction funding requirement is approximately $168 million.
o	The project remains on schedule, with first gold in H2 2026, followed by a production ramp-up period to steady-state operations

4	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

•	Soto Norte Project (51% owned, Colombia):
o	Prefeasibility Study (PFS) (https://aris-mining.com/news/aris-mining-announces-positive-prefeasibility-stud-10966/) completed in September 2025, demonstrating robust economics with, on a 100% basis, after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at $2,600/oz gold.

o	Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40.0%.
o	The PFS highlights industry-leading environmental design features and integration of local community miners – 750 tpd (over 20% of 3,500 tpd capacity) has been dedicated to local contract mining partners.
o	Aris Mining is advancing the required studies to apply for an environmental license in H1 2026 for the development of Soto Norte.
•	Toroparu Project (100% owned, Guyana):
o	Preliminary Economic Assessment (PEA) (https://aris-mining.com/news/aris-mining-announces-positive-pea-results-for-the-11614/) completed in October 2025, outlining another robust project with after-tax NPV5% of $1.8 billion, IRR of 25.2%, and 3.0-year payback at $3,000/oz gold.
o	Aris Mining has initiated a PFS, targeted for completion in 2026, to advance Toroparu toward construction.
•	Juby Gold Project Sale:
o	Closed in September 2025 for a total consideration of $22 million, streamlining our portfolio to focus on our core operations and projects in South America.

Endnotes

1 All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs and AISC are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2   Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

3  A $45.5 million non-cash loss was recognized in Q2 2025 from fair value adjustments to the Company's warrant liability, valued at $40.8 million as of June 30, 2025. The fair value of the liability is directly correlated to the Company's share price, which increased by 38% during Q2 2025 (year-to-date: 82% increase). In July 2025, the Company received an additional $60.5 million in cash proceeds from exercises of these warrants. With these exercises and the July 29, 2025 expiry of the remaining outstanding warrants, the liability has been fully extinguished, removing a source of non-cash earnings volatility from future results.

5	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Q3 2025 Conference Call Details

Management will host a conference call on Thursday, October 30, 2025, at 9:00 a.m. New York / 6:00 a.m. Vancouver / 2:00 p.m. London / 3:00 p.m. Paris to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10202969&linkSecurityString=ffea2c7c50) . Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | Q3 2025 Conference Call (https://event.choruscall.com/mediaframe/webcast.html?webcastid=AEpmA2Ft)

Conference Call

•         Toll-free North America: +1-833-821-0197

•         International: +1-647-846-2328

Audio Recording

•         After the call, an audio recording will be available via telephone until end of day November 5, 2025

•         Toll-free in the US and Canada: +1-855-669-9658

•         International: +1-412-317-0088; and using the access code: 2585542

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation (https://aris-mining.com/investors/events-presentations/).

Aris Mining's Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where a PFS study is complete on a new, smaller scale development plan which confirms Soto Norte as a high-quality, long-life project with robust economics and industry-leading environmental and social design features. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is complete and a Prefeasibility Study is underway.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

6	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted earnings, cash cost, growth and expansion expenditures, cash flow after sustaining capital and income tax and AISC are non-GAAP financial measures. These financial measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures refer to the “Non-GAAP Financial Measures” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and 2024 and years ended December 31, 2024 and 2023 (MD&As). The MD&As are incorporated by reference into this news release and are available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's interim financial statements for the three and six months ended June 30, 2025 and 2024; the three months ended March 31, 2025 and 2024, and Company’s annual financial statements for the three months and years ended December 31, 2024 and 2023.

7	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Quarterly cash-flow summary1

($000's)	Q3 2025	Q2 2025	Q1 2025
Gold revenue[2]	253,456	200,231	154,142

Total cash cost	(98,946)	(83,166)	(72,730)
Royalties[2]	(10,087)	(7,583)	(6,359)
Social contributions[2]	(8,224)	(5,562)	(4,334)
Sustaining capital	(12,210)	(12,710)	(7,069)
All in sustaining cost (AISC)	(129,467)	(109,021)	(90,492)

AISC margin	123,989	91,210	63,650

Taxes paid[2]	(13,228)	(42,244)	(5,121)
General and administration expense[2]	(5,130)	(5,187)	(4,106)
Decrease (increase) in VAT receivable	(16,023)	30,813	(11,761)
Other changes in working capital	(289)	(1,718)	(11,685)
Impact of foreign exchange losses on cash balances[2]	1,450	925	768
After-tax adjusted sustaining margin	90,769	73,799	31,745

Expansion and growth capital expenditure
Segovia Operations	(9,618)	(6,930)	(6,368)
Marmato Bulk Mining Zone	(31,369)	(23,628)	(29,661)
Toroparu Project	(3,270)	(2,741)	(2,411)
Soto Norte Project & other	(3,879)	(3,446)	(4,570)
Total expansion and growth capital	(48,136)	(36,745)	(43,010)

Financing and other costs
Proceeds from warrant and option exercises [2]	59,805	57,670	5,197
Proceeds from disposition of Juby Project	13,065	—	—
Principal repayment of Gold Notes [2]	(4,064)	(4,063)	(3,941)
Capitalized interest paid[2]	(6,159)	(5,802)	(5,031)
Interest (paid)[2]	—	(18,000)	—
Finance income[2]	2,437	3,474	2,336
Total financing and other costs	65,084	33,279	(1,439)
Net change in cash[2]	107,717	70,333	(12,704)
Opening cash balance at beginning of period[2]	310,164	239,831	252,535
Closing cash balance at end of period[2]	417,881	310,164	239,831

1.	This Quarterly Cash Flow Summary is comprised of certain non-GAAP financial measures. Refer to the Non-GAAP Financial Measures section of this news release for further information.
2.	As presented in the Financial Statements and notes for the respective periods.

8	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Segovia AISC Margin

($000s except per ounce, and ounce amounts)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Gold produced (ounces)	65,549	51,527	47,549	51,477	47,493	43,705
Gold sold (ounces)	65,580	53,751	47,390	50,409	48,059	43,366
Financial Information
Gold revenue ($'000s)	229,116	177,551	135,310	133,159	118,075	100,302
Average realized gold price ($/ounce sold)	3,494	3,303	2,855	2,642	2,457	2,313

Owner Mining costs	26,012	23,228	19,291	18,845	15,780	17,187
CMP material purchases	37,268	29,157	26,656	29,461	31,373	28,867
Processing costs	9,357	7,412	7,430	6,879	6,985	6,536
Administration and security costs	12,011	10,422	10,124	11,656	7,796	8,120
Change in finished goods and stockpile inventory	1,069	961	(929)	(4,070)	1,130	(1,306)
By-product and concentrate revenue	(4,116)	(2,798)	(3,073)	(2,308)	(2,665)	(2,862)
Total cash costs	81,601	68,382	59,499	60,463	60,399	56,342
Cash cost per ounce sold	$1,244	$1,272	$1,256	$1,199	$1,257	$1,299

Royalties	7,532	5,539	4,519	4,342	3,506	3,078
Social contributions	7,787	5,177	4,061	4,063	4,294	2,120
Sustaining capital	10,334	10,861	5,856	5,426	5,423	6,224
Sustaining lease payments	352	423	480	567	389	364
All-in sustaining costs	107,606	90,382	74,415	74,861	74,011	68,128
All-in sustaining cost per ounce sold (Combined)	$1,641	$1,681	$1,570	$1,485	$1,540	$1,571

AISC Margin	121,510	87,169	60,895	58,298	44,064	32,174

9	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Cash costs per ounce

Reconciliation of total cash costs by business unit at Segovia and Marmato to the cash costs as disclosed above.

	Three months ended Sept 30, 2025			Three months ended June 30, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	65,580	7,421	73,001	53,751	7,273	61,024
Cost of sales[1]	93,249	20,443	113,692	76,719	17,255	93,974
Less: royalties[1]	(7,532)	(2,555)	(10,087)	(5,539)	(2,044)	(7,583)
Add: by-product revenue[1]	(4,116)	(543)	(4,659)	(2,798)	(427)	(3,225)
Total cash costs	81,601	17,345	98,946	68,382	14,784	83,166
Total cash costs ($ per oz gold sold)	1,244			1,272
Total cash costs including royalties	89,133			73,921
Total cash costs including royalties ($ per oz gold sold)	1,359			1,375

	Three months ended March 31, 2025			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	48,059	5,710	53,769
Cost of sales[1]	67,091	15,384	82,475	66,570	16,673	83,243
Less: royalties[1]	(4,519)	(1,840)	(6,359)	(3,506)	(1,343)	(4,849)
Add: by-product revenue[1]	(3,073)	(313)	(3,386)	(2,665)	(613)	(3,278)
Total cash costs	59,499	13,231	72,730	60,399	14,717	75,116
Total cash costs ($ per oz gold sold)	1,256			1,257
Total cash costs including royalties	64,018			63,905
Total cash costs including royalties ($ per oz gold sold)	1,351			1,330
1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

10	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Cash costs per ounce – Business Units (Segovia)

	Three months ended Sept 30, 2025			Three months ended June 30, 2025
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	40,984	24,596	65,580	32,685	21,066	53,751
Cost of sales[1]	48,502	44,747	93,249	39,532	37,187	76,719
Less: royalties[1]	(5,000)	(2,532)	(7,532)	(3,605)	(1,934)	(5,539)
Add: by-product revenue[1]	(2,566)	(1,550)	(4,116)	(1,714)	(1,084)	(2,798)
Total cash costs	40,936	40,665	81,601	34,213	34,169	68,382
Total cash costs ($ per oz gold sold)	999	1,653	1,244	1,047	1,622	1,272

	Three months ended March 31, 2025			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	26,963	20,427	47,390	22,952	25,107	48,059
Cost of sales[1]	34,799	32,292	67,091	28,819	37,751	66,570
Less: royalties[1]	(2,783)	(1,736)	(4,519)	(1,999)	(1,507)	(3,506)
Add: by-product revenue[1]	(1,748)	(1,325)	(3,073)	(2,000)	(665)	(2,665)
Total cash costs	30,268	29,231	59,499	24,820	35,579	60,399
Total cash costs ($ per oz gold sold)	1,123	1,431	1,256	1,081	1,417	1,257

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

11	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at Segovia and Marmato to the AISC as disclosed above.

	Three months ended Sept 30, 2025			Three months ended June 30, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	65,580	7,421	73,001	53,751	7,273	61,024
Total cash costs	81,601	17,345	98,946	68,382	14,784	83,166
Add: royalties[1]	7,532	2,555	10,087	5,539	2,044	7,583
Add: social programs[1]	7,787	437	8,224	5,177	385	5,562
Add: sustaining capital expenditures	10,334	1,524	11,858	10,861	1,426	12,287
Add: lease payments on sustaining capital	352	—	352	423	—	423
Total AISC	107,606	21,861	129,467	90,382	18,639	109,021
Total AISC ($ per oz gold sold)	1,641			1,681

	Three months ended Mar 31, 2025			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	48,059	5,710	53,769
Total cash costs	59,499	13,231	72,730	60,399	14,717	75,116
Add: royalties[1]	4,519	1,840	6,359	3,506	1,343	4,849
Add: social programs[1]	4,061	273	4,334	4,294	185	4,479
Add: sustaining capital expenditures	5,856	733	6,589	5,423	938	6,361
Add: lease payments on sustaining capital	480	—	480	389	—	389
Total AISC	74,415	16,077	90,492	74,011	17,183	91,194
Total AISC ($ per oz gold sold)	1,570			1,540

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

12	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

All-in sustaining costs (AISC) – Segovia by Business Unit

	Three months ended Sept 30, 2025			Three months ended Jun 30, 2025
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	40,984	24,596	65,580	32,685	21,066	53,751
Total cash costs	40,936	40,665	81,601	34,213	34,169	68,382
Add: royalties[1]	5,000	2,532	7,532	3,605	1,934	5,539
Add: social programs[1]	5,155	2,632	7,787	3,366	1,811	5,177
Add: sustaining capital expenditures	8,078	2,256	10,334	8,088	2,773	10,861
Add: lease payments on sustaining capital	352	—	352	423	—	423
Total AISC	59,521	48,085	107,606	49,695	40,687	90,382
Total AISC ($ per oz gold sold)	1,452	1,955	1,641	1,520	1,931	1,681

	Three months ended Mar 31, 2025			Three months ended Dec 31, 2024
($000s except per ounce amounts)	Owner	CMPs	Owner	Owner	CMPs	Total
Total gold sold (ounces)	26,963	20,427	47,390	28,149	22,260	50,409
Total cash costs	30,268	29,231	59,499	29,320	31,143	60,463
Add: royalties[1]	2,783	1,736	4,519	2,754	1,588	4,342
Add: social programs[1]	2,501	1,560	4,061	2,558	1,505	4,063
Add: sustaining capital expenditures	3,917	1,939	5,856	3,819	1,607	5,426
Add: lease payments on sustaining capital	480	—	480	567	—	567
Total AISC	39,949	34,466	74,415	39,018	35,843	74,861
Total AISC ($ per oz gold sold)	1,482	1,687	1,570	1,386	1,610	1,485

	Three months ended September 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Owner	Owner	CMPs	Total
Total gold sold (ounces)	22,952	25,107	48,059	20,183	23,183	43,366
Total cash costs	24,820	35,579	60,399	24,660	31,682	56,342
Add: royalties[1]	1,999	1,507	3,506	1,720	1,358	3,078
Add: social programs[1]	2,449	1,845	4,294	1,185	935	2,120
Add: sustaining capital expenditures	3,640	1,783	5,423	4,677	1,547	6,224
Add: lease payments on sustaining capital	389	—	389	364	—	364
Total AISC	33,297	40,714	74,011	32,606	35,522	68,128
Total AISC ($ per oz gold sold)	1,451	1,622	1,540	1,616	1,532	1,571

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

13	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Additions to mineral interests, plant and equipment

($’000)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Sep 30, 2024
Sustaining capital
Segovia Operations	10,334	10,861	5,856	5,423
Marmato Narrow Vein Zone	1,524	1,426	733	938
Total Sustaining Capital	11,858	12,287	6,589	6,361
Non-sustaining capital
Marmato Bulk Mining Zone	31,369	23,628	29,661	18,135
Segovia Operations	9,618	6,930	6,368	16,962
Soto Norte Project and Other	3,879	3,446	4,570	5,034
Marmato Narrow Vein Zone	—	—	—	2,965
Toroparu Project	3,270	2,741	2,411	1,970
Total (Growth Capital Investment)	48,136	36,745	43,010	45,066
Additions to mining interest, plant and equipment[1]	59,994	49,032	49,599	51,427

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Earnings (loss) before tax[1]	76,094	12,258	21,220	37,513
Add back:
Depreciation and depletion[1]	13,459	11,929	10,734	9,530
Finance income[1]	(2,437)	(3,474)	(2,336)	(1,606)
Interest and accretion[1]	9,390	10,833	10,037	21,165
EBITDA	96,506	31,546	39,655	66,602
Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)
(Income) loss from equity accounting in investee[1]	—	—	14	14
(Gain) loss on financial instruments[1]	6,385	50,737	16,628	(6,561)
Loss on disposal of mining interest and PPE[1]	3,200	—	—	—
Other (income) expense[1]	1,961	1,090	535	1,116
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)
Adjusted EBITDA	131,069	98,733	66,613	55,575

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

14	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Earnings (loss) before tax[1]	13,603	17,904	10,310	7,963
Add back:
Depreciation and depletion[1]	9,019	8,082	7,519	7,535
Finance income[1]	(1,351)	(1,691)	(2,246)	(2,580)
Interest and accretion[1]	6,493	6,496	6,803	6,772
EBITDA	27,764	30,791	22,386	19,690
Add back:
Share-based compensation[1]	2,533	1,373	1,842	2,977
Revaluation of investments (Denarius/Aris)	—	—	—	536
(Income) loss from equity accounting in investee[1]	17	2,301	551	(3,667)
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	13,429
Other (income) expense[1]	(428)	2,681	—	(1,442)
Foreign exchange (gain) loss[1]	311	(7,211)	(108)	6,685
Adjusted EBITDA	43,039	36,079	28,413	38,208

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Basic weighted average shares outstanding	199,171,052	179,836,208	171,622,649	170,900,890
Net earnings (loss)[1]	42,011	(16,897)	2,368	21,687
Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)
(Income) loss from equity accounting in investee[1]	—	—	14	14
(Gain) loss on financial instruments[1]	6,385	50,737	16,628	(6,561)
Loss on disposal of mining interest and PPE[1]	3,200	—	—	—
Other (income) expense[1]	1,961	1,090	535	1,116
Loss on extinguishment of Senior Notes	—	—	—	11,463
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)
Income tax effect on adjustments	(4,732)	(2,528)	(2,099)	2,536
Adjusted net (loss) / earnings	71,842	47,762	27,227	24,659
Per share – basic ($/share)	0.36	0.27	0.16	0.14

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

15	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Basic weighted average shares outstanding	169,873,924	151,474,859	138,381,653	137,313,095
Net earnings (loss)[1]	(2,074)	5,713	(744)	(5,944)
Add back:
Share-based compensation[1]	2,533	1,373	1,842	2,977
Revaluation of investments (Denarius/Aris)	—	—	—	536
(Income) loss from equity accounting in investee[1]	17	2,301	551	(3,667)
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	13,429
Other (income) expense[1]	(428)	2,681	—	(1,442)
Loss on extinguishment of Senior Notes	—	—	—	—
Foreign exchange (gain) loss[1]	311	(7,211)	(108)	6,685
Income tax effect on adjustments	(109)	1,738	78	(2,221)
Adjusted net (loss) / earnings	13,092	12,739	5,361	10,353
Per share – basic ($/share)	0.08	0.08	0.04	0.08

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2025 objectives, the expected benefit from the Segovia expansion, the completion timeline and expected benefit from the Marmato Bulk Mining Zone construction, the expected completion date of the new pre-feasibility study for the Soto Norte Project, the completion date of the new preliminary economic assessment for the Toroparu Project and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

16	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

17	TSX: ARIS | NYSE-A: ARMN | aris-mining.com